UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2026

NextCure, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38905	47-5231247
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9000 Virginia Manor Road, Suite 200 Beltsville, Maryland	20705
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (240) 399-4900

 (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	NXTC	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On July 14, 2026, NextCure, Inc., a Delaware corporation (“NextCure” or “Parent”), Neptune Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of NextCure (“First Merger Sub”), Neptune Second Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of NextCure (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Avere Therapeutics, Inc., a Delaware corporation (“Avere” or “Company”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) First Merger Sub will merge with and into Avere, with Avere continuing as a wholly owned subsidiary of NextCure and the surviving corporation of the merger (the “First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Avere will merge with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity and a wholly owned subsidiary of NextCure (the “Second Merger” and, together with the First Merger, the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), (a) each then-outstanding share of Avere capital stock, including Avere common stock and Avere preferred stock and any shares of Avere capital stock issued pursuant to the Private Placement (as defined below), other than treasury shares and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive a number of shares of NextCure common stock equal to an exchange ratio calculated in accordance with the Merger Agreement (the “Exchange Ratio”); provided, that in the event the aggregate number of shares of NextCure common stock issuable to any holder of Avere capital stock would result in such holder, together with its affiliates, beneficially owning shares of NextCure common stock in excess of a specified percentage (not to exceed 19.99%) of the total outstanding shares of NextCure common stock (after giving effect to the issuance of the merger consideration) designated by such holder (or, if no percentage is timely designated, 9.99%) (such specified percentage, a “Beneficial Ownership Limitation”), then NextCure will issue to any such holder (x) shares of NextCure common stock up to such holder’s Beneficial Ownership Limitation and (y) in lieu of any shares in excess of such holder’s Beneficial Ownership Limitation, pre-funded warrants (the “Pre-Funded Warrants”) to purchase a number of shares of NextCure common stock upon exercise of such Pre-Funded Warrants equal to such excess shares, (b) each then-outstanding option to purchase shares of Avere capital stock will be assumed by NextCure and converted into an option to purchase shares of NextCure common stock, subject to adjustment as set forth in the Merger Agreement, (c) each then-outstanding restricted stock unit award for shares of Avere capital stock will be assumed by NextCure and converted into a restricted stock unit award for shares of NextCure common stock, subject to adjustment as set forth in the Merger Agreement and (d) each then-outstanding warrant to purchase shares of Avere capital stock, including any pre-funded warrant issued by Avere pursuant to the Private Placement, will be assumed by NextCure and converted into a warrant to purchase shares of NextCure common stock, subject to adjustment as set forth in the Merger Agreement. Under the terms of the Merger Agreement, prior to the Closing Date (as defined in the Merger Agreement), the board of directors of NextCure (the “Board”) will accelerate the vesting of all equity awards of NextCure then outstanding but not then vested or exercisable. Each option to acquire shares of NextCure common stock with an exercise price per share greater than the volume-weighted average closing trading price of a share of NextCure common stock on The Nasdaq Global Select Market (“Nasdaq”) for the five (5) consecutive trading days ending three (3) trading days immediately prior to the date on which NextCure delivers its net cash calculation pursuant to the Merger Agreement (which will be no later than five (5) business days before the date of the NextCure stockholder meeting) (the “Parent Closing Price”) will be cancelled at the First Effective Time for no consideration in accordance with the terms of the Merger Agreement. At the First Effective Time, each option to acquire shares of NextCure common stock with an exercise price less than or equal to the Parent Closing Price will be cancelled and converted into the right to receive an amount in cash without interest, less applicable tax withholding, equal to the product obtained by multiplying (i) the excess of the Parent Closing Price over the exercise price per share of the NextCure common stock underlying such option by (ii) the number of shares of NextCure common stock underlying such option. Pursuant to the Exchange Ratio formula, upon the closing of the Merger (and after giving effect to the financing transaction described below), on a pro forma basis and based upon the number of shares of NextCure common stock expected to be issued in the Merger or issuable upon exercise of Pre-Funded Warrants issued in lieu thereof, pre-Merger Avere stockholders will own approximately 98.11% of the combined company (including the holders of the PIPE Securities) and pre-Merger NextCure stockholders will own approximately 1.89% of the combined company (assuming no adjustment for Parent Net Cash (as defined in the Merger Agreement)). For purposes of calculating the Exchange Ratio, (i) shares of NextCure common stock underlying options to purchase shares of NextCure common stock with an exercise price less than or equal to the Parent Closing Price and other rights to receive shares of NextCure common stock (other than options to acquire shares of NextCure common stock with an exercise price greater than the Parent Closing Price, which will be cancelled for no consideration in accordance with the Merger Agreement) outstanding as of immediately prior to the closing of the Merger will be deemed to be outstanding (on a fully-diluted and as-converted to NextCure common stock basis), (ii) shares of NextCure common stock underlying any Parent Warrants (as defined in the Merger Agreement) outstanding as of immediately prior to the closing of the Merger will be deemed to be outstanding, and (iii) all shares of Avere capital stock underlying outstanding Avere stock options, restricted stock units, warrants and other rights to receive shares of Avere capital stock will be deemed to be outstanding (on a fully-diluted and as-converted to Avere common stock basis), except for certain stock options and other equity awards granted to directors, employees, consultants and other service providers of Avere following the date of the Merger Agreement and certain other exclusions set forth in the Merger Agreement. The Exchange Ratio will be adjusted to the extent that NextCure net cash at closing is less than the Parent Target Cash Amount (as defined in the Merger Agreement) and will be based on the amount of proceeds actually received by Avere in the financing transaction described below, as further described in the Merger Agreement.

In connection with the Merger, NextCure will seek the approval of its stockholders to, among other things, (a) issue shares of NextCure common stock issuable in connection with the Merger and the financing described below under the rules of Nasdaq and (b) amend its certificate of incorporation to (i) effect a reverse stock split of NextCure common stock (to the extent applicable and necessary), (ii) increase the number of shares of NextCure common stock that NextCure is authorized to issue, (iii) redomicile NextCure from Delaware to such jurisdiction as may be designated by Avere, and (iv) make such other changes as are mutually agreeable to NextCure and Avere (the “NextCure Voting Proposals”). In addition, the Merger Agreement provides that the Certificate of Amendment to NextCure’s certificate of incorporation to be filed in connection with the closing of the Merger will change the name of NextCure to “Avere Therapeutics, Inc.” In connection with these matters, NextCure intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”), which will include a proxy statement and other relevant materials relating to a meeting of NextCure stockholders to be held in connection with the NextCure Voting Proposals.

Each of NextCure and Avere has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) using commercially reasonable efforts to obtain the regulatory approvals required by applicable law, (2) nonsolicitation of alternative acquisition proposals, (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Merger, (4) NextCure using commercially reasonable efforts to maintain the existing listing of the NextCure common stock on Nasdaq and to cause the shares of NextCure common stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the closing of the Merger, and (5) NextCure filing with the SEC the Form S-4.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by the requisite NextCure stockholders of the NextCure Voting Proposals, (2) approval by the requisite Avere stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (3) Nasdaq’s approval of the listing application to be submitted in connection with the Merger, (4) NextCure’s Form S-4 becoming effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and not being subject to any stop order or proceeding seeking a stop order, (5) the expiration or termination of any applicable waiting periods (or extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (6) the securities purchase agreement (described below) being in full force and effect and proceeds of not less than $150,000,000 (including any notes contributed as consideration in the financing transaction described below) having been received by Avere or to be received by Avere substantially concurrently with the closing of the Merger. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including regarding the accuracy of the representations and warranties of the other party, subject to the applicable materiality standard, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger.

The Merger Agreement contains certain termination rights of each of NextCure and Avere. Upon termination of the Merger Agreement under specified circumstances, NextCure may be required to pay Avere a termination fee of $330,000 and Avere may be required to pay NextCure a termination fee of $2,000,000, plus reimbursement of certain NextCure transaction expenses in an amount not to exceed $750,000.

The transaction has been approved by the boards of directors of both companies and is expected to close in the third quarter of 2026, subject to certain closing conditions, including, among other things, approval by the stockholders of NextCure and the stockholders of Avere and the satisfaction of customary closing conditions.

At the effective time of the Merger, the Board is expected to consist of four members, all of whom will be designated by Avere. Upon the closing of the transaction, the combined company will be led by Avere’s president and chief executive officer.

Financing Transaction

Concurrently with the execution and delivery of the Merger Agreement, certain institutional and accredited investors have entered into a securities purchase agreement (the “Purchase Agreement”) with Avere, pursuant to which they have agreed, subject to the terms and conditions of the Purchase Agreement, to purchase (including by contribution of Company Notes (as defined in the Merger Agreement)) immediately prior to the First Effective Time, shares of Avere capital stock and pre-funded warrants to purchase shares of Avere capital stock (together, the “PIPE Securities”) for an aggregate purchase price of approximately $320 million in a private placement (the “Private Placement”). The closing of the Private Placement is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement (in addition to other customary closing conditions) and is expected to occur immediately prior to the First Effective Time.

The Purchase Agreement contains customary representations and warranties of Avere, on the one hand, and the investors, on the other hand, and customary indemnification provisions. The Private Placement is also subject to approval of Avere’s stockholders, which is expected to be received at the same time as the approval of the Merger.

Pursuant to the terms of the Purchase Agreement, at the closing of the Private Placement, Avere will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the purchasers of the PIPE Securities, which will provide for the registration and resale of the NextCure common stock issuable in exchange for the PIPE Securities upon closing of the Merger and the shares of NextCure common stock issuable upon exercise of the pre-funded warrants following the Merger, in accordance with the terms of the Registration Rights Agreement.

Shares of Avere capital stock and pre-funded warrants issued pursuant to this financing transaction will be converted into shares of NextCure common stock and pre-funded warrants to acquire shares of NextCure common stock, in accordance with the Exchange Ratio and the Merger Agreement.

Contingent Value Rights Agreement

At or prior to the First Effective Time, NextCure will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (“Rights Agent”), pursuant to which NextCure’s pre-Merger stockholders will receive one contingent value right (each, a “CVR”) for each outstanding share of NextCure common stock and NextCure preferred stock held by such stockholder as of the applicable record date, including shares of NextCure common stock issued in respect of restricted stock awards of NextCure accelerated in connection with the Merger. Each CVR will represent the contractual right to receive 90% of the gross proceeds, if any, derived from any consideration that is paid to NextCure during the CVR Term (as defined in the CVR Agreement) during a specified period as a result of the license, sale, assignment, transfer or other disposition of certain of NextCure’s pre-Merger legacy assets identified in the CVR Agreement, less permitted deductions set forth in the CVR Agreement.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in NextCure or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

Support Agreements and Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, (i) certain stockholders of Avere (solely in their respective capacities as Avere stockholders) holding approximately 40% of the outstanding shares of Avere capital stock have entered into support agreements with NextCure and Avere to vote all of their shares of Avere capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposals (the “Avere Support Agreements”) and (ii) certain directors and officers of NextCure holding approximately 12% of the outstanding shares of NextCure common stock have entered into support agreements with NextCure and Avere to vote all of their shares of NextCure common stock in favor of the NextCure Voting Proposals and against any alternative acquisition proposals (the “NextCure Support Agreements” and, together with the Avere Support Agreements, the “Support Agreements”).

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Avere have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they have agreed not to transfer their shares of NextCure common stock for the 180-day period following the Closing Date.

The preceding summaries of the Merger Agreement, the Support Agreements, the CVR Agreement, the Purchase Agreement and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of Avere Support Agreement, the form of NextCure Support Agreement, the form of Purchase Agreement, the form of Registration Rights Agreement, the form of Lock-Up Agreement and the form of CVR Agreement, which are filed as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Avere or NextCure or to modify or supplement any factual disclosures about NextCure in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Avere, NextCure and each Merger Sub made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Avere, NextCure or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 2.05	Costs Associated with Exit or Disposal Activities

The Board of Directors of NextCure approved a restructuring and workforce reduction plan (the “Plan”) intended to better align NextCure’s workforce and operations with the anticipated needs of its business pending the closing of the Merger. The Plan is expected to begin in July 2026 and result in a reduction in force affecting a substantial majority of NextCure’s workforce during the quarter ending September 30, 2026, in conjunction with the planned transition under the terms of the Merger Agreement.

In connection with the implementation of the Plan, NextCure expects to incur one-time charges and cash expenditures of approximately $1.9 million during the quarter ending September 30, 2026, primarily related to employee wages and severance payments, healthcare continuation and related termination costs. NextCure expects to incur these charges primarily during the third quarter of 2026 and payment of these charges is expected to be completed by the fourth quarter of 2026.

The actual timing and amount of these charges may differ from NextCure’s current estimates due to a variety of factors, including the finalization of severance terms, jurisdiction-specific legal requirements, and the pace of transition activities. NextCure may also incur additional non-material charges in future periods related to the Plan.

Item 5.01	Changes in Control of Registrant

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On July 14, 2026, NextCure and Avere issued a joint press release announcing the entry into the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01	Other Events

SIM0505 Clinical Program Update

On July 14, 2026, NextCure announced that it no longer intends to expand the clinical site footprint for SIM0505 into Europe and Canada. SIM0505 is a novel antibody drug conjugate (“ADC”) directed to cadherin-6 (or CDH6) and featuring a proprietary topoisomerase 1 inhibitor payload, which NextCure licensed from Simcere Zaiming Pharmaceutical Co., Ltd. (“Simcere Zaiming”). NextCure holds exclusive global rights to develop, manufacture and commercialize SIM0505, excluding China, Hong Kong, Macau and Taiwan, which are retained by Simcere Zaiming. SIM0505 is being evaluated in an open-label Phase 1 study, with patients being enrolled by Simcere Zaiming at sites in China, for the potential treatment of advanced solid tumors, including ovarian cancer, with an emphasis on platinum-resistant ovarian cancer.

NextCure has informed all U.S. clinical trial sites to stop screening, consenting, enrolling, and delivering first doses to new patients in the SIM0505 study. NextCure is working with clinical trial sites and principal investigators to develop and implement plans to cease treatment of patients currently on study and to transition such patients, as appropriate, to alternative therapies in accordance with applicable requirements. This program-specific decision is not based on any negative safety or efficacy finding or any dispute with Simcere Zaiming. Any strategic alternatives with respect to SIM0505 would be pursued in accordance with the terms of the parties’ existing license agreement.

NextCure expects to seek opportunities to partner, license or otherwise monetize its rights to SIM0505, including in connection with the contingent value right arrangement described above, although there can be no assurance that any such transaction will be entered into or consummated or that any proceeds will become payable to holders of the contingent value rights.

As previously disclosed, NextCure and Simcere Zaiming presented positive Phase 1 dose escalation data for SIM0505 in patients with gynecologic cancers at ASCO 2026, and NextCure continues to believe in the potential of SIM0505 based on the clinical activity and safety profile observed to date.

LNCB74 Collaboration Update

In November 2022, NextCure entered into a Research and Collaboration and Co-Development Agreement (the “LigaChem Agreement”) with LigaChem Biosciences, Inc. (“LigaChem”), which established a collaboration wherein the parties equally share the costs of co-developing ADC molecules and profits on commercialized products arising from such co-development. Under the collaboration, the parties jointly developed LNCB74, the only product co-developed under the LigaChem Agreement. LNCB74 is a novel ADC directed to B7-H4 featuring a glucuronidase-cleavable, site-specific linker with MMAE payload designed for improved selective release of payload in tumor cells, and reduced payload release in non-tumor cells. LNCB74 is being evaluated in an open-label Phase 1 study for the potential treatment of advanced solid tumors, including breast, ovarian, and endometrial cancers. On July 14, 2026, NextCure announced that it has informed LigaChem that NextCure has opted-out of continued cost-sharing for LNCB74. NextCure’s specific decision with respect to LNCB74 is not based on any negative safety or efficacy finding or any dispute with LigaChem.

NextCure and LigaChem are in active discussions regarding potential continuation of the LNCB74 Phase 1 trial for an interim period at LigaChem’s cost and regarding whether LigaChem desires to continue the trial for and further development of LNCB74 as a Sole Developing Party (as defined by the LigaChem Agreement).

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning NextCure, Avere, the proposed transactions and other matters. These forward-looking statements include express or implied statements relating to the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; expectations regarding the financing transaction and the closing thereof; the expected executive officers and directors of the combined company; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; and any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “continue”, “could”, “should”, “due”, “estimate”, “expect”, “intend”, “hope”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “target”, “towards”, “forward”, “later”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or similar language. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting NextCure, Avere or the proposed transaction will be those that have been anticipated.

Forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those projected in any forward-looking statement. These risks and uncertainties include, but are not limited to, risks associated with the possible failure to satisfy the conditions to the closing or consummation of the Merger, including NextCure’s failure to obtain stockholder approval for the Merger, risks associated with the potential failure to complete the financing transaction in a timely manner or at all, risks associated with the uncertainty as to the timing of the consummation of the Merger and the ability of each of NextCure and Avere to consummate the transactions contemplated by the Merger, risks associated with NextCure’s continued listing on Nasdaq until closing of the Merger, the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Merger; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger prior to the closing or consummation of the Merger, risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; the effect of the completion of the Merger on the combined company’s business relationships, operating results and business generally; risks associated with the combined company’s ability to manage expenses and unanticipated spending and costs that could reduce the combined company’s cash resources; risks related to the combined company’s ability to correctly estimate its operating expenses and other events; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates or its preclinical programs; the outcome of any legal proceedings that may be instituted against the combined company or any of its directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of the combined company to obtain, maintain and protect its intellectual property rights, in particular those related to its product candidates; the combined company’s ability to advance the development of its product candidates or preclinical activities under the timelines it anticipates in planned and future clinical trials; the combined company’s ability to replicate in later clinical trials positive results found in preclinical studies and early-stage clinical trials of its product candidates; the combined company’s ability to realize the anticipated benefits of its research and development programs, strategic partnerships, licensing programs or other collaborations; regulatory requirements or developments and the combined company’s ability to obtain necessary approvals from the U.S. Food and Drug Administration or other regulatory authorities; changes to clinical trial designs and regulatory pathways; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the completion of the Merger; legislative, regulatory, political and economic developments; changes in international relations, tariffs, and other trade regulations between the U.S. and China; and the impact of current and future laws and regulations. More detailed information on these and additional factors that could affect NextCure’s actual results is described under the heading “Risk Factors” in NextCure’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and in NextCure’s other filings with the Securities and Exchange Commission. You should not place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date of this Current Report on Form 8-K, and NextCure assumes no obligation to update any forward-looking statements, even if expectations change.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not intended to and do not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS FILED OR FURNISHED HEREWITH ARE TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Will be Filed with the SEC

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not substitutes for any other document that NextCure may file with the SEC in connection with the proposed transaction, including the registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement and prospectus. In connection with the proposed transaction between NextCure and Avere, NextCure intends to file relevant materials with the SEC, including the Form S-4. NEXTCURE URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTCURE, AVERE, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Form S-4 and other documents filed by NextCure with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that NextCure communicates with investors and the public using its website (https://www.nextcure.com) and the investor relations website (https://ir.nextcure.com/) where anyone will be able to obtain free copies of the Registration Statement and included proxy statement/prospectus and other documents filed by NextCure with the SEC and stockholders are urged to read the Registration Statement and included proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

NextCure, Avere and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about NextCure’s directors and executive officers, including a description of their interests in NextCure, is included in NextCure’s most recent definitive proxy statement, as filed with the SEC on April 24, 2026. Additional information regarding these persons and their interests in the proposed transaction will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of July 14, 2026, by and among NextCure, Inc., Neptune Merger Sub Corp., Neptune Second Merger Sub, LLC and Avere Therapeutics, Inc.

10.1	Form of Avere Support Agreement

10.2	Form of NextCure Support Agreement

10.3	Form of Avere Securities Purchase Agreement

10.4	Form of Registration Rights Agreement

10.5	Form of Lock-Up Agreement

10.6	Form of CVR Agreement

99.1	Press Release, issued on July 14, 2026

104	Cover Page Interactive Data File (formatted as Inline XBRL)

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 14, 2026	NEXTCURE, INC.

	By:	/s/ Steven P. Cobourn
	Name:	Steven P. Cobourn
	Title:	Chief Financial Officer